Exhibit 23.1

Consent of Independent Auditors

The Partners of

Star Gas Partners, L.P.:

We consent to incorporation by reference in the registration statements Nos. 333-57994 and 333-100976 on Form S-3, No. 333-49751 on Form S-4 and Nos. 333-40138, 333-46714 and 333-53716 on Form S-8 of Star Gas Partners, L.P. of our report dated November 26, 2002, except as to Note 20, which is as of February 3, 2003, relating to the consolidated balance sheets of Star Gas Partners, L.P. and Subsidiaries as of September 30, 2001 and 2002 and the related consolidated statements of operations, comprehensive income, partners’ capital and cash flows for each of the years in the three-year period ended September 30, 2002 and related schedule, which report appears in the September 30, 2002 annual report on Form 10-K/A of Star Gas Partners, L.P.

/s/ KPMG LLP

Stamford, Connecticut

May 8, 2003